

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2010

Mr. Manuel Pablo Zúñiga-Pflücker
President and Chief Executive Officer
BPZ Resources, Inc.
580 Westlake Park Blvd., Suite 525
Houston, TX 77079

> **Re:** **BPZ Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Filed November 9, 2009**
> **Response letter dated January 19, 2010**
> **File No. 1-12697**

Dear Mr. Zúñiga-Pflücker:

We have reviewed your filings and response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Engineering Comments

Reserve Report

1. In your response to prior comment four, you indicate that your 2009 drilling campaign factored in contingencies for maintenance work, construction, installation, and unexpected delays. However, we are unable to ascertain how these items were factored into your December 2008 reserve report. Please clarify how these items were considered and how they impacted your judgment as to reasonable certainty at December 31, 2008.

2. Additionally, We note Manolo Zuniga's, President and CEO of BPZ Resources, quote in your 8-K report dated January 27, 2010 "As is the case of any new field, there will be occasions when wells will need to be shut-in or drilling stopped, in order to maintain and comply with environmental and safety standards applicable to our offshore operations." The recent 8-K reports go on to state that in 2010 there will be extensive shut-in times in 2010 for the installation of the required gas and water injection facilities on both platforms. Please tell us how these delays, and the fact that you may not be granted approval for your Extended Well

Testing programs, will be considered in your 2009 reserve report including how they will affect your production forecasts for 2010. Your response should include a discussion of, the total shut-in time you anticipate in 2010 due to these events and how these events will impact the overall time it will take to produce your total proved reserves.

3.   We have reviewed your response to prior comment six of our letter. The production rate forecast and decline which takes place in five years does not appear to have any of the known delays and shut-in times you have discussed in your recent 8-K reports. In this regard, please tell us how you considered such delays in your conclusion that it is reasonably certain that you will be able to produce all of your reserves in just five years in light of the fact that 75% of these reserves are undeveloped and that in 2008 you had numerous drilling problems that caused production to not be realized as previously forecasted. As part of your response, please tell us how you plan to adjust your overall depletion of these reserves in your 2009 reserve report due to these and similar future events.

4.   We have reviewed your response to prior comment seven of our letter, and it remains unclear to us how you considered the facts in the prior comments, such as the possibility of not meeting Netherland Sewell's forecasted production rates for proved producing and proved undeveloped reserves and the distinct possibility of not being able to produce your entire proved reserves in just five years when you prepared the Standardized Measure. Please explain to us in further detail how you concluded Netherland Sewell's forecast was reasonably certain to be achieved at December 31, 2008, especially in light of the known future delays due to environmental and safety issues that needed to be resolved and that your EWT programs still have not been approved. In addition, tell us how the Standardized Measure will be adjusted for these and similar future events at December 31, 2009.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 regarding engineering comments. Please contact John Lucas at (202) 551-5798 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director